Bradley C. Weber +1 650 752 3226 BWeber@goodwinlaw.com	Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

March 3, 2021
Katherine Bagley
Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	ThredUp Inc. Amendment No. 2 to Confidential Draft Registration Statement on Form S-1 Submitted February 8, 2021 CIK No. 0001484778
Dear Ms. Bagley:
This letter is submitted on behalf of ThredUp Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Confidential Draft Registration Statement on Form S-1 submitted on February 8, 2021 (the “Draft Registration Statement”), as set forth in your letter dated February 18, 2021 addressed to James Reinhart, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing a Registration Statement on Form S-1 (the “Registration Statement”), which includes changes that reflect responses to the Staff’s comments.
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.
The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending this letter and the Registration Statement (marked to show changes from the Draft Registration Statement) via email.

Ms. Katherine Bagley
Securities and Exchange Commission
March 3, 2021

Our Business Model, page 75

1.We note your response to comment 5; however, it appears that contribution profit per order is a numerical measure of historical or future performance that excludes amounts that are included in the most directly comparable measure calculated and presented in accordance with GAAP (Gross Profit). It should therefore be identified as a Non-GAAP measure and reconciled to Gross Profit, the most directly comparable GAAP measure. Please revise accordingly.
RESPONSE: In response to the Staff’s comment, the Company has revised pages 18, 19, 73, 74, 79 and 80 of the Registration Statement to identify contribution profit as a non-GAAP measure and reconcile contribution profit to gross profit.
Signature Page Follows.

Ms. Katherine Bagley
Securities and Exchange Commission
March 3, 2021

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3226.

Sincerely,

/s/ Bradley C. Weber

Bradley C. Weber

cc:
Blaise Rhodes, Securities and Exchange Commission
Theresa Brillant, Securities and Exchange Commission
Lilyanna Peyser, Securities and Exchange Commission
James Reinhart, ThredUp Inc.
Sean Sobers, ThredUp Inc.
Alon Rotem, ThredUp Inc.
Caine Moss, Goodwin Procter LLP
Erica Kassman, Goodwin Procter LLP
Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.
Catherine D. Doxsee, Wilson Sonsini Goodrich & Rosati, P.C.

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